Exhibit 99.1

The following is a transcript of a video presentation posted to Bayer AG’s external website on May 23, 2016.

Video Transcript
Werner Baumann, Chairman of the Board of Management of Bayer AG

Why we want to acquire Monsanto

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. This number represents about six times the population of Europe today.

At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

It is our core capability to develop innovative businesses in the life sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large.

The planned combination with Monsanto is such an extraordinary opportunity to create a global leader in the agricultural industry.

Monsanto is a perfect match to our agricultural business. We would combine complementary skills with minimal geographic overlap:

•                  We at Bayer have a leading position in crop protection.

•                  Monsanto is extremely strong in seeds and traits.

•                  So jointly we would be an innovation powerhouse to address farmer’s future needs.

•                  This is particularly exciting in advancing digital farming.

The proposed acquisition of Monsanto is strategically compelling and completely logical. It would create value for shareholders, customers and employees of both companies alike.

Our all-cash offer is compelling for Monsanto’s shareholders and represents a premium of 37 percent to the undisturbed share price. We also expect to create significant synergies and be earnings accretive in the first full year after completion. We have a proven track record of integrating businesses and achieving the synergy and value targets we set ourselves.

At the same time we believe that we would be excellent owners of the Monsanto business. Bayer has a well-deserved reputation of acting with the utmost responsibility.

•                  We would use our joint innovative capabilities to ensure that farmers can optimize their harvests without compromising the environment.

•                  And this is what the name Bayer and all of our more than 100,000 employees around the world stand for — Science For A Better Life.

Strategic alternatives

We constantly monitor all available options in all our businesses. The acquisition of Monsanto checks all the boxes in terms of strategic fit and value creation potential. At the same time, ongoing consolidation activities in the industry makes this combination by far the most attractive one.

With no other decision — whether organic or M&A — can we make such a transformational step for a business and deliver such a major contribution to our financial profile at a price which is equally attractive to both shareholder groups.

The strategic logic of the Monsanto acquisition is very compelling and we believe the timing is right.

Funding of other businesses

The strong free cash flow generation of the combined business would allow rapid deleveraging. While that would be the focus going forward, we do not need to restrict investments in organic growth.

We are fully committed to strengthening all of our businesses with significant organic investments in Pharmaceuticals, Consumer Health and Animal Health. This includes investments in our research and development pipeline as well as our sites.

Why should Monsanto management accept the offer?

Monsanto CEO Hugh Grant recently told me personally that a combination of seeds, traits and crop protection is the winning formula in our industry and I could actually not agree more. We are absolutely aligned on how to take our businesses forward.

We are also two great organizations when it comes to innovation and science. That is deeply rooted in the culture of both companies.

And we would also be a great partner to the communities Monsanto serves today, many of which naturally we are interacting with already.

And last but not least the offer we are making to Monsanto’s shareholders is highly attractive.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.